FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 18, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

Mobile TeleSystems announces a new tariff plan targeted at the mass market

Moscow, Russia - November 14, 2002 - Mobile TeleSystems OJSC (NYSE: MBT) today announces a new tariff plan targeted at the mass-market. The new tariff will be marketed under the Jeans brand. The Jeans brand and tariff plan will be launched in Moscow and thirty-seven additional Russian regions on 15 November 2002. The key feature of the new Jeans tariff is the absence of a monthly subscription fee.

The initial joining fee for the Jeans tariff is $7 (all prices exclude VAT and sales tax). Subscribers will receive a pre-activated SIM card equipped with a SIM-browsing feature and an initial account of $5. Subscribers to Jeans will have the option of being billed from either the first second of a conversation or the sixty-first second of a conversation. The per-minute rates for Jeans will vary in different regions of the country depending on the competitive environment of a given region.

In the Moscow licence area for example, subscribers who choose to be billed from the first second of a conversation will pay $0.33 a minute for incoming and local outgoing calls to fixed-line and other mobile operators networks and $0.16 a minute for calls to other MTS subscribers in the Moscow licence area. Subscribers who choose to be billed starting from the sixty-first second of a conversation will pay $0.21 a minute for incoming and local outgoing calls to fixed-line and other mobile operators networks and $0.12 a minute for calls to other MTS subscribers in the Moscow licence area. Incoming calls from other MTS mobile phone users in the Moscow licence area will be free of charge. More detailed information on the Jeans tariff will be available on www.jeans.mts.ru website from November 15.

Subscribers to Jeans will be able to pay for the service through the usual payment options available for MTS tariff plans, including scratch cards that are available at MTS offices and also through dealership networks. Payments will have a specified time validity, thereby allowing MTS to better manage its average revenue per user (ARPU). For example, a payment of up to $2.99 will be valid for one day, a payment of between $7 and $11.99 for two weeks, a payment of between $12 and $19.99 for four weeks, and a payment of $120 for a year.

Subscribers joining the Jeans tariff plan by the end of 2002 will enjoy a discount of between 10% - 60%, depending on the region, until June 30, 2003.

For any additional information please contact Andrey Braginski at MTS Investor Relations Department on (7095) 9116553 or via email at ir@mts.ru.

Mobile TeleSystems OJSC (or MTS) — is Russia s largest cellular operator serving over 5.7 million subscribers. MTS together with its subsidiaries is licensed to provide GSM 900/1800 services in 56 regions of Russia with a total population of 104.8 million people or 73% of the nation s population. Today, MTS network operates in 46 regions of Central (including Moscow and Moscow region), Northwestern (including St Petersburg and Leningrad region), Southern, Volga, Ural, Siberia and Far-Eastern federal districts. MTS operates a joint venture in the Republic of Belarus, which has a total population of 10 million. Since June 2000, MTS shares have been listed on the New York Stock Exchange with the ticker symbol MBT. Additional information about MTS can be found on MTS website at www.mtsgsm.com

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions, and that actual events or results may differ materially. We do not intend to update these statement to conform them to actual results. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, including the Company s Form 20-F. These documents contain and identify important factors, including those contained in the section captioned Risk Factors in our Form 20-F. These factors could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, our competitive environment, risks associated with future growth ,rapid technological and market change, risks associated with telecommunications infrastructure, risks associated with operating in Russia, volatility of stock price, financial risk management, and other risk factors.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ Mikhail Smirnov
	Name:	Mikhail Smirnov
	Title:	President

Date:       November 18, 2002